SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No. 2)

                               BUCA, Inc.
                            (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                              117769 10 9
                             (CUSIP Number)


        (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  13G

CUSIP NO.  117769 10 9


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Partners V, LP
            Tax Identification No.  41-1799874

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    413,232
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 413,232
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             413,232

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             PA






                                   13G

CUSIP NO.  117769 10 9


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca Partners V, LLP
            Tax Identification No. 41-1799877

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    413,232
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 413,232
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             413,232

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             PA









                                  13G

CUSIP NO.  117769 10 9


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John E. Lindahl
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    413,232
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 413,232
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             413,232

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             IN


CUSIP NO.  117769 10 9


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still, Jr.
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    413,232
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 413,232
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             413,232

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             IN



CUSIP NO.  117769 10 9


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John P. Whaley
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    423,897
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 423,897
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             423,897

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             IN


                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)


Item 1(a)  Name of Issuer:

           BUCA, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           1300 Nicollet Mall
           Suite 3043
           Minneapolis, MN  55403

Item 2(a)  Name of Person Filing:

           1.  Norwest Equity Partners V, LP
           2.  Itasca Partners V, LLP
           3.  John E. Lindahl
           4.  John P. Whaley
           5.  George J. Still, Jr.

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Equity Partners V, LP
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

           2.  Itasca Partners V, LLP
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

           3.  John E. Lindahl
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

           4.  George J. Still, Jr.
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 250
               Palo Alto, CA  94301

           5.  John P. Whaley
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

This statement is filed by Norwest Equity Partners V, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Equity Partners V, LP is a Minnesota limited partnership and the record owner of the shares included in this Schedule 13G. Itasca Partners V, LLP is the general partner of Norwest Equity Partners V, LP, whose managing partners are George J. Still, Jr. and John E. Lindahl and whose managing administrative partner is John P. Whaley.

Item 2(c)  Citizenship:

           1. Norwest Equity Partners V, LP: a Minnesota limited partnership
           2. Itasca Partners V, LLP: a Minnesota limited liability partnership
           3.  John E. Lindahl:  United States
           4.  George J. Still, Jr.:  United States
           5.  John P. Whaley:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           117769 10 9

Item 3     Not Applicable

Item 4     Ownership:

(1) Norwest Equity Partners V, LP ("NEP V"): At May 31, 2001, NEP V owned of record 413,232 shares of common stock. This amount represented less than 5% of the total shares of the Issuers' common stock outstanding at that date. NEP V has no rights to acquire additional shares through the exercise of options or otherwise.

(2) Itasca Partners V, LLP ("Itasca V"): At May 31, 2001, Itasca V was deemed to own, by virtue of its affiliation with NEP V, 413,232 shares of common stock. This amount represented less than 5% of the total shares of the Issuers' common stock outstanding at that date.

(3) John E. Lindahl: At May 31, 2001, John E. Lindahl was deemed to own 413,232 shares of common stock by virtue of his status as a managing partner of Itasca V, the general partner of NEP V. This amount represented less than 5% of the Issuer's total shares of common stock outstanding at that date.

(4) George J. Still, Jr.: At May 31, 2001, George J. Still, Jr. was deemed to own 413,232 shares of common stock by virtue of his status as a managing partner of Itasca V, the general partner of NEP V. This amount represented less than 5% of the Issuer's total shares of common stock outstanding at that date.

(5) John P. Whaley: At May 31, 2001, John P. Whaley was deemed to own an aggregate of 423,897 shares of the Issuer's common stock, consisting of 413,232 shares of common stock by virtue of his status as a managing partner of Itasca V, the general partner of NEP V, and 10,665 shares of common stock that may be acquired by his exercise of director stock options. This amount represented approximately less than 5% of the the Issuer's total shares of common stock outstanding at that date.

The persons filing this statement, other than NEP V and John P. Whaley, solely with respect to shares subject to director stock options, disclaim beneficial ownership of, and the filing of this shall not be construed as an admission that the persons filing are beneficial owners of, the shares covered by this statement for purposes of Sections 13, 14, and 16.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not applicable.

Item 8     Identification and Classification of Members of the Group:

           Not applicable.

Item 9     Notice of Dissolution of Group:

           Not applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  July 25, 2001

NORWEST EQUITY PARTNERS V, LP

By ITASCA PARTNERS V, LLP, as general partner



By: /s/ John P. Whaley
         John P. Whaley, As Managing Administrative
           Partner